Delisting Determination, The Nasdaq Stock Market, LLC, November 20, 2023, Shift Technologies, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Shift Technologies, Inc., effective at the opening of the trading session on November 30, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on October 10, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on October 19, 2023. The Staff determination to delist the Company securities became final on October 19, 2023.